ITEM 77E - LEGAL PROCEEDINGS


Since February 2004, Federated and related entities
(collectively, "Federated") have been
named as defendants in several lawsuits, that were consolidated into a single action in the United States District Court for the Western
District of Pennsylvania, alleging excessive advisory fees involving one of the Federated-sponsored mutual funds.
Without admitting the validity of
any claim, Federated reached a final settlement with the Plaintiffs in these cases in April 2011.